# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIREFLY NEUROSCIENCE, INC., CIK 0000803578
CUSIP: 317970101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 MILITARY ROAD, KENMORE, New York (NY), 14217
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-222310
Filed by CIK 0002036787

## Reporting persons
- Christopher Finn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 349,223; sole dispositive power 0; shared dispositive power 349,223; aggregate amount beneficially owned 349,223 (4.1% of the class)
- Eadwacer Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: South Carolina (SC); sole voting power 0; shared voting power 180,756; sole dispositive power 0; shared dispositive power 180,756; aggregate amount beneficially owned 180,756 (2.1% of the class)
- Harleston Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 168,467; sole dispositive power 0; shared dispositive power 168,467; aggregate amount beneficially owned 168,467 (2% of the class)

## Item 1. Issuer
Name of issuer: FIREFLY NEUROSCIENCE, INC.
Address of issuer's principal executive offices: 1100 MILITARY ROAD, KENMORE, NY, 14217

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Eadwacer Holdings, LLC, a South Carolina limited liability company ("Eadwacer"), Harleston Capital LLC, a Delaware limited liability company ("Harleston"), and Mr. Christopher Finn (each, a "Reporting Person" and collectively, the "Reporting Persons"). Mr. Finn is the sole member of, and may be deemed to beneficially own securities beneficially owned by, Eadwacer and Harleston. Eadwacer and Harleston are the record and direct beneficial owner of the shares of Common Stock of the Issuer covered by this statement.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 167 Mary Ellen Drive, Charleston, South Carolina 29403.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on September 19, 2024, by the Reporting Persons with the U.S. Securities and Exchange Commission).

## Signatures
- Christopher Finn: /s/ Christopher Finn, Christopher Finn (01/08/2025)
- Eadwacer Holdings, LLC: /s/ Christopher Finn, Sole Member (01/08/2025)
- Harleston Capital LLC: /s/ Christopher Finn, Sole Member (01/08/2025)